Exhibit 99.1

New Fortress Energy Completes Acquisition of Golar LNG Partners LP

15 Apr 2021

April 15, 2021 – Golar LNG Partners LP (Nasdaq: GMLP) (“GMLP”) today announces the completion of its sale to New Fortress Energy Inc. (“NFE”).

Under NFE’s merger agreement with GMLP, NFE acquired all of the outstanding common units of GMLP for $3.55 per common unit in cash. NFE also acquired GMLP’s general partner for equivalent consideration. The transaction is valued at a $1.9 billion enterprise value and $251 million equity value. The Series A preferred units of GMLP will remain outstanding following the merger.

“We are confident that the sale of GMLP to NFE is a good solution to all GMLP stakeholders, and successfully concludes the announced strategic review for the Partnership. We would like to thank all of our stakeholders for the interest and support through the Partnership’s public history. We would also like to thank the NFE team for an efficient closing of the transaction and wish NFE all the best for the future development of GMLP’s asset base.”, said CEO Karl Fredrik Staubo.

FORWARD-LOOKING STATEMENTS
This press release contains certain forward-looking statements concerning future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about GMLP’s plans, strategies, business prospects and changes and trends in the business in which it operates. New factors emerge from time to time, and it is not possible for GMLP to predict all of these factors. Further, GMLP cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Any forward-looking statement applies only as of the date on which such statement is made, and GMLP does not intend to publicly release any updates or revisions to any forward-looking statements contained herein to reflect any change in GMLP’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Golar LNG Partners LP
Hamilton, Bermuda
April 15, 2021
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Karl Staubo
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.